Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

Colleagues,

As you know, all of us at McDermott have gone through a tremendous amount of change over the last three years. Our work to transform our company is certainly not complete, but we can all be very proud of the progress we have made and of the outcomes that we have achieved together. As our most recent results show, we continue to exceed expectations in what is one of the toughest and most competitive environments that our industry has ever seen.

It is our success that helped enable the exciting announcement about McDermott’s agreement to combine with CB&I. Over the last three years, we have talked a lot about our focused strategy to stabilize, optimize and grow. This announcement is consistent with that strategy, and is another significant step forward for the company’s continued growth and success.

This combination is good news for McDermott. As David said in his note to you earlier today, CB&I’s strong technology offering and capabilities in the onshore and LNG markets will give us the scale and diversification to compete in new areas. This is particularly true in our part of the world. McDermott will be able to leverage CB&I’s existing relationships in these regions and aim to deliver customers FEED, installation, MMO services and end-to-end engineered and constructed facility solutions across the full project lifecycle. This combination is about growth and it sets the stage for future success, while creating exciting new opportunities for McDermott.

We know you will have a lot of questions, and we are committed to keeping you up to date throughout the process. Please visit the integration planning page on LinQ for more information. This page will continue to be updated as new information becomes available. Additionally, should you receive any media inquiries, please refer them to Adam Morgan (amorgan@mcdermott.com).

For now, it is business as usual for all of us, as we cannot start any actual integration with CB&I until the deal closes. We do not expect this to happen until the second quarter of 2018. As David mentioned, we cannot let today’s announcement distract us from executing on our current projects while maintaining our high standards of quality and safety.

I will be sure to keep you updated through this process. If you have any questions, please feel free to speak with your manager, HR business partner or email questions@mcdermott.com. I look forward to working with you in the New Year.

Scott

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this document, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.